Akamai Basics

Main Street | Retail | Athletes | B2C | Lifestyle

Revolutionizing Personal Care Products & Routines

AKAMAIBASICS.COM



SKIN FUEL
//Akamai
Skin
Hair
After Shave
//Akamai
MINERAL TOOTHPASTE
HEALTHY GUMS
POWERFUL
SAFE
TEETH
FULVIC MINERAL COMPLEX
//Akamai
3 IN 1 BAR
//Akamai
Body
Shave
Shampoo



The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver... more

Vincent Cobb Leads Sales & Marketing, Prod. Dev. Co-Founder @ Akamai Basics

Why you may want to support us...

1. WE'VE DONE THIS BEFORE: last company reuseit.com had 300,000 customers, $20M in sales, with $200k donated to non-profits.
2. CUSTOMERS & HEALTHCARE PROFESSIONALS LOVE OUR PRODUCTS: 600+ product reviews avg 4.7 out of 5.
3. CLINICAL STUDIES PLANNED: Clinical validation customer's feedback regarding oral health and skin problem improving (e.g. gingivitis, eczema).
4. STRONG PRODUCT PIPELINE: 10 innovative, proprietary essentials now available. Plans & specifications for 14 additional essentials (3 in production now).
5. SMART BIZ MODEL: We sell consumables everybody needs direct via the web. Customizable subscriptions create reoccurring revenue stream. 80% Gross margins.
6. MISSION DRIVEN & AUTHENTIC: Founder's passion to revolutionize personal care for the better. Fierce rationalists, thinkers & pragmatists walking the walk.
7. WE CAPITALIZE ON BIG TRENDS: From awareness regarding toxic chemicals and why microbiomes matter, to minimalism, the benefits of organic, sustainably sourced, unrefined plant-based ingredients, ecommerce, holistic medicine & others. We are in the right spot.
8. MEDIA ATTENTION: The media world is starting to take notice: Men's Journal, Outside Magazine, Guardian, etc.

Why investors ♥ us

WE'VE RAISED $760,325 SINCE OUR FOUNDING



"Akamai has considered every component of an ideal toothpaste: the pH, abrasiveness, natural antimicrobials, and the ideal ratio of trace minerals and essential oils to maximize absorption and promote a healthy mouth. It is a fantastic product that I would recommend to any of my patients."

Dr. Andrea Mustian
DMD Harvard School of Dental Medicine



I read your reviews and loved what I saw. I am sick of all the products filled with stuff I cannot even pronounce. I also love the simplicity of these products. I wish I could invest more but I am willing do what I can to help you. I am going order your package and try for myself. If I like it as much as I think I will I will put it all over my face book. Sincerely MaryLynn Dodd

Mary Lynn Dodd
Hi - Just an individual looking for good investments so I can get out of debt and have a nice retirement.



Believe in the mission, the founders' passion in their purpose, less IS more, their status a B Corp and 1% for the Planet is in alignment with their values, and It's time to shake up the industry. Go get 'em!

Lynn Carpenter
Co-founder of EPOCH Pi, a purpose-driven investment bank & Certified B Corp helping mission-driven companies find values-aligned investors.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Vincent Cobb
Leads Sales & Marketing, Prod. Dev. Co-Founder
Seasoned entrepreneur & brand builder. Leverages the web & ecommerce for good. Runner.



Marni Shymkus
Leads Operations and Formulations. Co-Founder
25+ years exp. in biz mgmt, strategy and ecommerce with a passion for natural wellness and minerals.



Nathan Joblin
CFO /Advisor
Finance & Admin Dir. for leading Social Enterprises, incl. Social Venture Network & Investors Circle



Rebecca Yohannes
Marketing, Outreach and CS Support
Key support to all departments. Holds the office record for consecutive days of meditation.



Ross Burdekin
Graphic Designer
Packaging and multidisciplinary design. Former NCAA Division 1 athlete.



Courtney Oliver
Web Design and Development
Experienced ecommerce designer, graphic artist & "can do" ninja.



Derek Friday
Design Advisor
Multidisciplinary designer and long distance mountain runner.

In the news

Downloads

AKAMAI- Presentation Wefunder 4.12.19.pdf

WE'RE CALLING BULLSH*T ON THE PERSONAL CARE INDUSTRY

The Problem: A "Personal Care Industrial Complex" exists.

Typical personal care products are fraught with unhealthy, unnecessary suspect chemicals. Mainstream and natural brands promote too many products, while advertisers & the media perpetuate misinformation about body care, beauty & grooming.

The reality is -- the mainstream approach to personal care and grooming is out of control. If you believe the hype, then in order to have clean and healthy teeth, gums, skin and hair you need tons of products - the more you spend the better you will be - and it's ok to douse yourself with a wide array of weird sounding synthetic chemicals. In this industry more is more – the more I pay, the better it is, the more I use the better I will be. There is nothing normal about what has become "the norm".

Ask yourself, is the cumulative burden of all these chemicals we're absorbing through our skin and mouth worth it? Does it make sense to follow daily rituals and use products that can wage war on our body's natural and complex microbiomes? Are we getting healthier skin, teeth and hair in the process? Do we really need to follow daily routines requiring so many products? And what about the massive environmental impact? From natural resources required to make, to the downstream impact of billions of containers and billions of pounds of chemicals flowing down our drains and into our freshwater systems.

ENOUGH!

In the face of this, we take an outsider's approach and show a simpler, healthier, wiser way where less is more.


Better Products, Wiser Routines.
An Example: Wash & Shave Every Day Routine
US
VS.
THEM
#1. 3-1 Bar
(shampoo, wash, shave)
2 products
$14/month
#2. Skin Fuel
(whole body & hair moisturizer, aftershave, conditioner & more)
1. Soap
2. Shampoo
3. Conditioner
4. Body Lotion
5. Face Wash
6. Toner
7. Serum
8. Eye Cream
9. Face Lotion
10. Shave Cream
11. Aftershave
12. Post Shave Lotion
12 products
$100-150 /month
THE BOTTOM LINE:
Healthier skin, body, & hair in 4 steps.
Wiser routines
Rinse more soap less
Just soap the "stinky parts"
Wash hair 1-2x/week
Feed dry skin daily with natural ingredients only
THE BOTTOM LINE:
Lots of suspect chemicals, costs & waste, in 9(+) steps.


Each year billions of pounds of chemicals & plastic are produced and consumed.
Our health & the planet's wellbeing are taking a hit.
LET'S CHANGE THIS

NTR NON TOXIC REVOLUTION™

We believe that in addition to serving all investors with great returns, businesses can be a force for social good (it's baked into our DNA). For the last 7 days of the campaign, we'll donate $100 to Keep a Breast's Non-Toxic Revolution for anyone who invests $1,000. For investments over $500 we'll donate $50.

Radically Better Products, Routines & Thinking

Health-focused, multipurpose, eco-friendly, affordable powerhouses.


TAKING TOOTHPASTE TO A NEW LEVEL
• Packed with nutrients
• Oral health benefits in every ingredient
• Helps heal acne, cold sores, bug bites
• All natural
• Patent pending
//Akamai
MINERAL TOOTHPASTE
HEALTHY GUMS
POWERFUL
SAFE
TEETH
219 Reviews ★★★★★ (avg 4.7 of 5)



Additional Product Highlights

MINERAL TOOTHPASTE: Our 100% natural toothpaste is supercharged with nourishing trace minerals, fulvic acid, clays & liposomal CoQ10. Formulated with leaders in holistic dentistry. Clinical study slated for 2019. Patent pending. Unlike any other toothpaste on the market.

SKIN FUEL: A true multi-tasking moisturizer for your entire body. Supercharged with antioxidants, nutrients & trace minerals. Feeds your skin & hair. 99% certified organic ingredients.

BLACK BALM: Helps heal and protect skin with powerful bioactive compounds, antioxidants & organic unrefined plant oils rich in phytonutrients. The dark color comes from the rich active ingredients. 94% certified organic ingredients

SHAVE KIT: Truth is most shave clubs are a waste. Our system enables you to radically cut shaving costs (by 75% or more) while also avoiding a sea of nasty chemicals, reducing waste & complexity.

3 IN 1 BAR: One small, yet powerful tool for shaving & washing entire body including hair. Rinse more, soapless. Just hit the stinky parts. 85% certified organic ingredients.

OIL PULLING MOUTHWASH: Rooted in a 3,000-year-old Ayurvedic oral health practice that nourishes and detoxifies your mouth & gums. 99% certified organic ingredients.

UNPRODUCTS™: We teach you the simple tricks, routines & protocols to dump many of the products the personal care industry says you need. SPRING 2019.

FORMULATIONS SO CLEAN YOU CAN EAT THEM: The highest quality natural ingredients and nothing else. Organic, unrefined, cold-pressed oils, plant-based fulvic acid —a powerhouse of naturally occurring nutrients. Also cruelty-free, toxin-free, mostly vegan (we do include beeswax in a few products). Our products are close cousins to the healthy foods you eat.

SEE OUR ENTIRE LINE AT OUR SITE

Example US vs THEM: Toothpaste that is radically better


VS
Boosts Oral Health?
Ingredient
Purpose
Bentonite & Kaolin Clay
• mild abrasive
• reduces acidity
• beneficial macro minerals
• binds to toxins & bacteria
Trace Minerals & Fulvic Acid
• transmucosal absorption
• supports healthy cellular function
• contains 72 trace minerals
Essential Oils: Peppermint, Cinnamon, Clove, Anise & Tea Tree
• fights bad bacteria, viruses & inflammation
Organic Coconut Oil
• fights bad bacteria
Sea Salt
• stimulates saliva
Liposomal CoQ10
• strengthens & protects gums
• highly absorbable form
Expect more from your toothpaste.
Read labels! Know your ingredients.
Your choice – substance or superficiality?
Boosts Oral Health?
Ingredient
Purpose
Sodium Bicarbonate
• mild abrasive (aka baking soda)
• reduces acidity
Xylitol
• sweetener, stimulates saliva
• reduces acidity & bacteria
Hydrated Silica
• harsh abrasive (aka sand)
Calcium Carbonate
• mild abrasive (aka chalk)
Zinc Citrate
• temporary reduction of bacteria that causes bad breath
Natural Flavor
• no requirement to disclose actual ingredients
Glycerin
• gives "clean feeling"
• temporarily reduces sensitivity
• attracts plaque / reduces remineralization
Sodium Lauryl Sulfate
• foaming agent (aka soap) known irritant
Carrageenan
• thickener should not be swallowed
COSMETIC INGREDIENTS

Powerful Testimonials From 600+ Customers

"**Beautiful simplicity.** The soap and skin fuel not only brought simplicity to my routines, but I'm also loving the decluttered look in my shower and sink area because I could get rid of so many products!" Deb W.

"**Cavities gone.** I had a small growing cavity that my dentist was watching but on my last cleaning, he kept looking for it and even made me get x-rays cause he didn't understand what happened. Two months brushing with Akamai, and it made my cavity disappear. Thank you!" Janean M.

"**Wonderful products!** Minimalist, healthy, all-in-one soap/shampoo/shave lotion bar lasts a long time. Skin and hair oil is soothing..." Paul M.

"**No more sensitive teeth.** This is a better result than any "sensitive" toothpaste out there -- even the prescription-strength... Pleasantly surprised and a customer for life." Christie S.

"**A Health Staple!** This product is a "keep at bay" psoriasis skin condition staple for me. I love how effective it is for itching and it is the only facial product I use for moisturizing!" Denise B.

"**Products are the best!!!** Will not go back to any other paste or soap. Thank you!!!" Linda K

SEE HUNDREDS MORE AT OUR SITE

KNOW HOW FOR RAPID GROWTH


90000
80000
70000
60000
50000
40000
30000
20000
10000
0
Yr1
Yr2
Yr3
Yr4
Yr5
Yr6

How we grow virally via word of mouth:

- Produce outstanding, innovative products that fill a real need and customer's rave about

- Provide thought leadership and sound advice that people want to share

- Leverage like-minded media, influencers.

- Win customers for life with outstanding customer service.

- Strategic wholesaling to holistic dentists, doctors.

- Partner with mission-aligned non-profits & affiliates

- Ride the rising tide of major trends.

Additional Media Coverage

A Few Numbers

Use of funds helps our shift from product development to driving revenue.

Value	Metric
3450	Customers
623	Reviews: Avg Rating 4.7 out of 5
574	Active Subscribers
$11,000	Avg monthly sales thru Q1
80%	Avg. Expected Gross Product Margin
28%	Open Rate of Marketing Emails
62%	Revenue From Subscription Orders
5	Products Introduced In Q4 2018

7 Ways We Are Unlike Other Natural Products Companies

1. Our methods can cut consumption & waste by +70%. We want to sell you less.

2. We apply the precautionary principle and use ONLY natural ingredients (mostly unrefined). No "naturally derived" or lab created. Read our labels. Then read yours.

3. Our products address root causes vs symptom management.

4. We promote routines that are radically wise and simplified.

5. We are both B Corp Certified AND 1% For the Planet Members, donating 1% of our sales to mission-aligned non-profits.

6. We cut out the middle man. Direct to consumer model = closer relationships with customers & better profitability.

7. We offer totally reasonable prices while using superior quality ingredients & innovative/effective products.


VOLCOM

Dear Investors,

What started in 2015 as a desire to create the best, most effective natural toothpaste to combat our own oral health issues (pockets, receding gums and low to average oral health) became a crusade to right the wrongs endemic in the world of personal care, beauty and grooming. Bottom line, we want to make the world a better (healthier) place. We have the right products, thought leadership and know how to do it and your investment can help make it happen!

Thank you for considering investing in Akamai. We hope you'll join us on our mission.

In service,

Vince and Marni

Investor Q&A

– COLLAPSE ALL

What does your company do?

The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver powerful results, using only natural ingredients. We sell direct to consumers via the web leveraging our trusted brand to spawn customer evangelists.

Where will your company be in 5 years?

Our goal is to redefine what is important in personal care and establish our way as the new normal. Improved health, reduced waste & lowered costs will be the byproducts. With $200K - $700K in capital investment, we aim to grow yearly revenue to $10-20 MM. We have spawned an army of customer evangelists and offer complete family of wise personal care essentials.

What inspired you to start this company?

At its most basic form, we woke up to an important problem and felt compelled to help solve it — and believed we had the right tools to do it. Frankly, we got pissed and wanted to right a wrong.

We're doing this for ourselves and our family, and sharing what we learn and develop with others. We also have a deep desire to help others and to serve society.

Akamai Basics hits several cylinders we are very passionate about: cancer prevention (Vince's father died from cancer), being rational, logical and practical (nod to Stoicism), pursuing what is minimal and effective in all areas in life (nod to Tim Ferris), seeking out true, root causes of health and wellness (nod to Weston Price, Michael Pollan & many others). Rational thinking, rooted in sound logic and good science is a turn on for us. In many ways it feels like this mission picked us vs the other way around.

Based on Vince's last company, we knew that we could leverage a website to educate and inform people while providing the right tools (both products & information) to empower change.

A serial social entrepreneur, Vince is used to making a difference and changing the status quo. Ahead of the green wave, he started reusablebags.com in 2003 (later rebranded reuseit.com), and raised consumer awareness about the problems with use-and-toss items like plastic bags and bottles. His vision was to use simple lifestyle changes to help save the environment, save money and waste less. By 2013 when the company was sold, reuseit.com had grown to 300,000 customers, empowering them to eliminate an estimated 1.1 billion use-and-toss items. Reuseit.com donated $200,000 to non-profits via 1% for the planet and twice won Green America's People's Choice "Green Business of the Year."

In college Vince started in microbiology, then became a philosophy major. He's a trail runner and an INTP. He's ideally suited to be doing what he's doing.

For more see LinkedIn for Vince and for Marni

Why is this important?

Each year, Americans spend an astounding $134 billion on personal care. We believe the vast majority of products consumed are simply not needed. In addition to the wasted money, we are rolling the dice with many chemicals that may or may not be safe and there is mounting evidence of harm to us in this area. The environmental impact is huge as well. Also, there is a psychic weight of having all these products in our lives (or thinking we need to) which can weigh heavily on us as individuals.

It's a daily area that impacts all of us, so the net effect can be huge.

What makes your products and approach different?

1. We promote radically simple and wise routines that save money, time and health. For example: "rinse more -- soap less - just hit the stinky parts" (soaping the whole body is unnecessary); we show you how to extend the life of your razors by 5-7x or more; the PC Industry has convinced us to spend $2.5 billion annually on bad breath -- we offer an $8 solution.

2. We want to sell you less. Our products are great multitaskers eliminating the need for many other products. And, instead of selling products you don't really need (like deodorant or toner), we offer "unproducts" and articles that educate consumers about the myths in the marketplace. This helps to reduce waste and the burden on our planet.

3. Our product formulations are focused on health and wellness and treating causes vs symptom management. For example, our toothpaste helps to cure sensitivity vs. coating the teeth to be less sensitive (and it is safe to swallow). We include fulvic minerals in many of our formulations to add important trace minerals, antioxidants and organic acids to boost overall health.

4. Our product formulations are so clean you can eat them. And they're loaded with nutrients. We use only the highest quality, minimally processed natural ingredients (organic, unrefined, extra virgin cold pressed oils rich in naturally occurring nutrients your body needs) and nothing else. We don't use fragrance to dull the natural scent of our food-quality ingredients. Our products are cruelty-free, sustainable, organic, with nothing synthetic or made in a lab. Please read our labels.

5. We are mission based - ultimately, we want to improve the lives of people and our planet. We donate 1% of sales, as 1% for the Planet Members and as a Certified B Corporation, to impactful, aligned non-profits that promote non-toxic products and practices that protect the environment (particularly our water).

We feel we should a expect more from our products and brands (health, performance, integrity) and Use Less (save your biome, save the planet, save time and money).

Are you raising any funds in addition to this crowdfund?

Yes we are. In addition to this revenue share crowdfund we are selling $650,000 of equity and are offering an incentive for the first $250,000 invested in the form of warrants (as of 3.1.19 we have raised $166,000)
If interested please contact us. Please note, due to SEC regulations in order to participate in this 506 (c) equity raise, you need to be an accredited investor.

How will you use funds from crowdfunding and equity raise? Explain your key initiatives over the next 12 months too.

We are raising funds to hire people to help drive sales and give us added bandwidth to bring several additional products in development to market.

- About 50% will be used for Human Resources-- hiring people to help drive our Sales and Marketing efforts.
- About 25% for Inventory & New Product Development
- And 35% going towards things like: marketing initiatives, toothpaste patent, clinical studies to prove the effectiveness & website Improvements.

Our key initiatives over the next 12 months include:
GET FUNDING
- Raise $200k of debt financing via crowdfund campaign. - Raise $480k to close out our equity round.

GET STAFF
- Hire the following: 1. Operations Mgr., 2. Customer Service / Inside Sales / Marketing Asst. 3. Media & Influencer Outreach (PT or outsource), 4. Writer (Freelance).
NOTE: Part of our comp package includes profit interest units (like shares) as an incentive -- will use this to for key advisors and key influencers too.

DRIVE ON SALES & MARKETING
- Land media coverage & influencer endorsements with focused outreach campaign to 100+ like-minded, top-tier targets.
- Fix revenue leaks such as improving Customer Subscription Management Web portal and enabling 1x purchases for subscribers.
- Grow website content via thought leadership articles & viral "explainer" video.
- Grow affinity & affiliate network via like-minded bloggers and non-profits.
- Offer our products wholesale to with holistic healthcare practitioners & dentists. Get more endorsements.
- Implement customer referral system
- Enhanced "concierge level" customer service – up selling via education and reaching out.

NEW PRODUCTS
6+ rolled out including a complete oral care solution.

How do you acquire customers and really take off?

We will deploy the same basic strategy used at our last enterprise reuseit.com where we grew primarily via word of mouth to 300,000 customers. Overtime it resulted in a CAC (Customer Acquisition Cost) that hovered around $5. We anticipate a higher CAC in the beginning but still lower than other routes like advertising.

This strategy fuels sustained, organic, word-of-mouth growth via our customer evangelists and media coverage.

1. Help wake people up to the important problems inherent in the modern personal care paradigm and offer them smart solutions with our outstanding products and thought leadership. Fill a true need and growing market demand. Position ourselves to ride the trends.

Powerful web based content and news letters that raises awareness, nudges & empower

2 Wow customers with outstanding customer service. Treat them like you would a friend.

A few tactics we will employ:
1. Targeted PR campaigns to like minded media outlets. We have a great database of 400+ outlets, the story angles and a ready to move in earnest with funding to hire a PR person.

2. Selling wholesales via holistic dentists, doctors, and naturopaths. This is marketing program where we make money, seed the market and get endorsements of more healthcare professionals. We get contacted weekly by people interested and plan to hire a person to focus on this market.

3. Partnerships with activist non-profits like Keep and Breast's Non-Toxic Revolution.

4. Customer Referral program.

5. Affiliate program with like minded bloggers and influencers.

6. Search engine optimization via expanded relevant, interesting web content.

7. Amazon.

The first 5 tactics are in their simplest form, working with like minded people and organizations that share our values and missions. We are helping them.

What's the story with your name?

Akamai (pronounced "aka-mai" is a Hawaii word meaning intelligent or wise.
AND
Basics as Webster's defines it "forming the base or essence: fundamental basic truths. b : concerned with fundamental scientific principles c. a starting point: basic set of tools.

We feel Hawaiian culture reflects several of our values including seeing the power and wisdom of nature and a no BS ethos along with the importance placed on Ohana (family). The Big Island is like a home away from home for us. Vince's parents lived there and hist oldest sister was born there -- several close relatives currently call the Big Island of Hawaii, home.

What keeps you up at night?

The pains stemming from having a lack of adequate resources along with the time and energy it takes to raise capital. This takes us away from building the business and pursuing our mission. We are eager to get moving on hiring and product development and shifting energy to sales and marketing.

Since we are shaking things up a bit, there is thought of those in power feeling threatened and then coming after us. E.g FDA, chemical industry, etc.

How to simply explain all of the benefits of our products and brand.

What makes your model profitable?

To start, we have solid gross product margins with an overall goal of 80%. Plus, by selling direct we are cutting out the middleman and the chunks of profit they take.
We invest heavily in developing outstanding products and our brand — this leverages into word of mouth growth, endorsement and media coverage and comes along with low customer acquisition costs.

We are selling consumable products that people need. This along with subscription creates reoccurring revenue streams. And our Lifetime Value has the potential to get quite high.

Since our products are compact and relatively lightweight, our shipping costs are reasonable. And as we add more products, our AOV grows and these cost of sales drop as a percentage (there is a base cost for shipping with small increments up for us).

We run a lean operation and have outstanding partners that handle both production and fulfillment with the capacity and experience to scale up.

We have crafted an efficient effective model similar to what we have done successfully in the past.

What can you tell us about your Key Performance Indicators?

Here are a few. (all numbers are as of 3.15.19)

- Past 90 days sales were $36,017
- 3475 customers & 575 active subscribers
- 621 customer reviews averaging 4.7 out of 5
- 62% of revenue comes from subscription orders
- AOV of $31 (Up 46% from 3.15.19 average and expected this to double this via new products, and new minimum free shipping threshold of $30)
- Churn rate: 11%
- Estimated # of customer evangelists: 400

NOTE: Early on we ran a few test promotions with affiliates offering "free" and 50-25% off trials. 800+ people jumped on these deals, great right? Actually we quickly learned that most people were just trolling for deals. We have found a sweet spot of no more than 20% off moving forward. This test has skewed our base numbers.

What are you plans to increase AOV and retention?

To date have focused on on product development a key foundation for a strong AOV. We now have 10 products, introducing 5 of them in Q4 2018. Within 6-9 months we will introduce 6 more (4 are ready to go into production as of 3.24.19).

In the last 12 months our AOV has increased 46% from $22 to $31. This is due to add new products. We expect AOV to hit $50+ within 9 mos based on additional products coming to market and planned marketing initiatives (increased education, incentive to try new items, min threshold for free shipping, etc.)

As an example, implementing a $30 minimum for free shipping. Raised the AOV of new subscribers from $30 to $39 -- a 30% increase (with almost no reduction in the number of new subscribers).

Use funds will allow us to hire a dedicated Customer Service person further helping us increase sales and retention. Automated onboarding educational series of emails in another way we will further these efforts.

As we add introduce products our total potential order value person of consumables goes up: Eg. 12 mos ago it was $33. Now it is $132. It rises to $330 based on the products new product introductions over the next 12-24 months.

We believe the net of these initiatives will enable us to hit a $55+ AOV by the end of 2019

What do you understand about your business that others don't get?

People are spending too much money and time on beauty care and grooming and not enough on oral care (self-care). A Survey from OnePoll for Groupon, The True Cost of Beauty, revealed that women spend about $313/month on their appearance, with the face alone representing over 25% - that's over $75 a month for your face! In fact, the amount of money spent on appearance could pay for four years of college tuition. Compare that to what the average person spends on oral care products of roughly $10 -20 a month (toothpaste, toothbrush, floss, mouthwash) - and these products will last 2 to 3 months.

Marketers are introducing more and more products to address specific issues (dry mouth, sensitivity, whitening, etc.) but these are all just more symptom management (and signs of real health issues). What's more, many of the ingredients are actually harmful to oral health, creating the need for more products.

Our oral health is the gateway to overall health. More and more studies and prominent doctors and leaders in health are realizing how important it is. For instance, the bacteria that causes gingivitis also causes cardiovascular disease and has recently been linked to Alzheimer's. Regular toothpaste, won't control the disease-causing bacteria and provide the minerals needed to achieve optimal oral health.

Our oral care solution (toothpaste, oil pulling, fulvic minerals, floss and toothbrush) will cost about $40 a month. It is totally natural, with the highest quality ingredients focused 100% on healthy, optimal oral health.
The point is, spend money wisely, for the right ingredients that offer curative qualities.

Occasionally we have customer's that won't purchase our toothpaste because they feel $12 is too expensive when it is quite likely they spend more on a facial mask (made out of very similar ingredients) or wrinkle cream, or serum, to create a short term improvement in their skin. So a lot of this has to do with education.

Why are your multipurpose products as good as products designed for a single purpose?

Our products are designed to achieve the main objectives of specialized products and the proof is in the fact they work for most people. If you look at the core of what many specialized products actually do, they are not that different.

Take cleaning skin and hair as an example...
For both of them, the main goal is to remove dirt and (perhaps excess oils). Once you get all the shampoo and conditioner residues out of your hair and switch to an optimized bar like ours, you have no need for specialized shampoos or conditioners (rather use our multipurpose Skin Fuel). And for shaving the main goal is for the slip which, if a bar is loaded with fats and naturally occurring glycerin, it will provide all the glide needed for a great shave. Our bar does that too.

Shampoo: remove dirt and excess oils. Soap: same. Conditioner: add oils removed back in.

The industry has conditioned us to believe we need an array of highly specialized products. We think their messaging is about making money vs what is actually true.

Why wouldn’t people buy your kind of products?

Good question! We’d say the top reasons would be:
1. Lack of awareness and education regarding the issues we address.

2. Lack of awareness that we exist.

3. They don’t care about these issues.

4. A resistance to change.

5. The surface-level impression that what we are doing is a bunch of "woo-woo, hippie stuff".

You mention big trends, do you have any numbers to support it?

We tap into several significant trends such as ecommerce/direct to consumer sales, minimalism, conscious capitalism, purchasing power of millennials, etc.

Below are a few data points focusing on trends within personal care:

1. U.S. organic personal care market is poised to exceed USD 7.7 billion by 2025 growing at 8-10% CAGR (Compound Aggregate Growth Rate) (Research Markets and Data) and this "growth is directly related to an increase in the number of informed consumers...aware of the benefits of using a product and rational in their purchase decisions” (Research Markets and Data).

2. 66% of global respondents reported that they were willing to pay a premium for a sustainable product (Nielsen).

3. The Oral Care Market is Expected to Reach $40.92 Billion by 2025 Growth is attributed to rising awareness of oral hygiene among consumers, an increase in cavities & innovative dental care product development (Grand View Research).

4. “Purchasing natural and organic is important to the beauty routine of all consumers...68% purchase some natural and organic products. 73%: prefer “no testing on animals”” (gcimagazine.com).

5. “The demand for natural beauty products has never been stronger” Linkage Research key findings include:
- 88% of skin care consumers agree that they can nourish their skin with the food they eat;
- 72% of skin care consumers agree that their skin is just like any other organ;
- 50% of skin care consumers report they are currently seeking skin care products that claim to be all-natural or free of synthetic chemicals;
- 33% of skin care consumers indicate they would like to buy products with natural and chemical-free attributes; and
- 30% of skin care consumers report increasing their natural purchases in the last year.

What is 1% For The Planet and Bcorp? Who do you donate 1% of sales to?

1% for the Planet As a member, we donate 1% of sales to like-minded nonprofits that share our mission and passion for the human health and the environment. It’s a global network of businesses, nonprofits and individuals working together for a healthy planet. More than $175 Million dollars has been given back to the environment so far. In the past we have donated to the Environmental Working Group because of their work to expose toxic chemicals in personal care (and the environment) and help consumers make better choices.

While you may see some companies having fuzzy donation notions like donating "a portion of proceeds" or "profits" (a number that can be manipulated lower) 1% is both concrete and substantial.

Certified B Corporations are a new kind of corporation that uses the power of business to improve environmental and social issues. To quote from the B Corp Declaration, these companies “...envision a new sector of the economy which harnesses the power of private enterprise to create public benefit. This sector is comprised of a new type of corporation – the B Corporation – which is purpose-driven, and creates benefit for all stakeholders, not just shareholders."

Do you have a favorite action oriented, scrappy non profit making a difference that you think we should support? Please let us know!

We are also members and supporters the IAOMT (The leading organization dedicated to science-based biological dentistry), and the American Sustainability Business Council.

Financials

Akamai Basics has financial statements ending December 31 2019. Our cash in hand is $15,300, as of May 2020. Over the three months prior, revenues averaged $20,000/month, cost of goods sold has averaged $11,200/month, and operational expenses have averaged $30,000/month.

At a Glance

January 1 to December 31

$135,681 +33%
Revenue

-$285,073
Net Loss

$98,985 +29%
Short Term Debt

$208,825
Raised in 2019

$15,300
Cash on Hand
As of 05/22/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver powerful results, using only natural ingredients. We sell direct to consumers via the web leveraging our trusted brand to spawn customer evangelists.

Our goal is to redefine what is important in personal care and establish our way as the new normal. Improved health, reduced waste & lowered costs will be the byproducts. With $200K - $700K in capital investment, we aim to grow yearly revenue to $10-20 MM. We have spawned an army of customer evangelists and offer complete family of wise personal care essentials.

Milestones

Tribal LLC was incorporated in the State of Colorado in September 2015.

Since then, we have:

- WE'VE DONE THIS BEFORE: last company reuseit.com had 300,000 customers, $20M in sales, with $200k donated to non-profits.
- CUSTOMERS & HEALTHCARE PROFESSIONALS LOVE OUR PRODUCTS: 600+ product reviews avg 4.7 out of 5.

- CLINICAL STUDIES PLANNED: Clinical validation customer's feedback regarding oral health and skin problem improving (e.g. gingivitis, eczema).
- STRONG PRODUCT PIPELINE: 10 innovative, proprietary essentials now available. Plans & specifications for 14 additional essentials (3 in production now).
- SMART BIZ MODEL: We sell consumables everybody needs direct via the web. Customizable subscriptions create reoccurring revenue stream. 80% Gross margins.
- MISSION DRIVEN & AUTHENTIC: Founder's passion to revolutionize personal care for the better. Fierce rationalists, thinkers & pragmatists walking the walk.
- WE CAPITALIZE ON BIG TRENDS: From awareness regarding toxic chemicals and why microbiomes matter, to minimalism, the benefits of organic, sustainably sourced, unrefined plant-based ingredients, ecommerce, holistic medicine & others. We are in the right spot.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $135,681 compared to the year ended December 31, 2018, when the Company had revenues of $102,043. Our gross margin was 32.09% in fiscal year 2019, compared to 36.88% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $81,263, including $15,057 in cash. As of December 31, 2018, the Company had $61,212 in total assets, including $14,854 in cash.
- *Net Loss.* The Company has had net losses of $285,073 and net losses of $248,812 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $514,935 for the fiscal year ended December 31, 2019 and $330,441 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $42,500 in debt and $625,630 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tribal LLC cash in hand is $15,300, as of May 2020. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $11,200/month, and operational expenses have averaged $30,000/month, for an average burn rate of $21,200 per month.

Management efforts to reduce costs and drive sales in light of COVID-19 Pandemic resulted in May sales of approximately $30,000 with a loss of approximately $8,000.

Our intent is to be profitable in 12 months. Expected SBA loan related to COVID-19 pandemic of $32,000 with 3.75% interest rate and a grace period of 12 months before needing to start payback of approximately $160/month.

In 2020 we are focused on driving revenue. In April we had the highest revenue to date of $18K and surpassed that in May achieving $30K due to targeted affiliate promotions. We completed our Oral Care category in late 2019/early 2020 with a complete solution. We also transitioned from our Mineral Toothpaste to a more eco-friendly Toothpowder. We are driving the sustainability angle, making sure we have recyclable and sustainable packaging and refillable products - most of our packaging is glass.

In late 2019 we launched a PR campaign to raise awareness of our brand and product.

In 2018:

- We focused on product development, adding 7 new products to our website (3 are custom formulated subscription items), to offer our subscribers more options and outstanding products which will drive up our Average Order Value.
- We nearly doubled the number of customers and newsletter subscribers since 2017.
- We added one time purchases to offer more flexibility to our customers to try our products before subscribing, or to purchase as needed.
- We continued sales growth - 4th quarter sales were the highest to date.

Capital:

- In 2020 we will move to close our $650k private equity raise.

(please see use of proceeds)

Expenses:

- Marketing expenses mainly through affiliates/influencers, word of mouth strategies (customer loyalty, offering/developing/refining outstanding products and service that customers rave about to their friends), automated marketing using email flows (we use Klaviyo), to increase education and long term adoption of products. Adding rich thought leadership and educational content at our site. Also costs associated with Guerrilla tactics (e.g. simple how to viral videos like Beard Brand does)-- for more see Seth Godin's "This is Marketing". https://seths.blog/tim/ CEO Vince Cobb has practiced this method for his entire 30+yr career as an entrepreneur

- We will hire additional staff (assuming we raise more funds): customer service evangelist/inside sales & customer retention and an Operations Manager.

Revenue:

- Revenue will come from deploying tactics related to above marketing expenses. Resulting in better repeat purchases and new customers.

- We are expanding our wholesale accounts to Dentists & Naturopaths.

- Now that we offer our complete Oral Care System, we are driving sales in this area. Assuming we have the resources and bandwidth, we plan to add more Body Care items in 2020. We have several products which are 75 to 90% shifting to production/packaging development.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-210%

Gross Margin:
32%

Return on Assets:
-351%

Earnings per Share:
-$2.65

Revenue per Employee:
$67,841

Cash to Assets:
19%

Revenue to Receivables:
~

Debt Ratio:
634%

Tribal LLC GAAP 2019 Financial Statements - Preparation Standard.pdf

Akamai 2018 2017 Financial Statements.pdf

Risks

1. Management and Staff: Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

2. Competition: This industry is highly competitive and there are other natural brands that could potentially quickly pivot and reformulate and steal (or encroach on) some of our brand positioning. We may underestimate required resources needed to estalibsh our niche and weather the storm of changing environment and people's preferences. Or have a harder time than expected acquiring those resources.

3. Required sales, acquiring new customers, subscribers, and increasing AOV: Our growth and success depends on our ability to attract and retain customers and subscribers. We also need to increase our Average Order Value. The funding from this crowdfunding raise and equity raise are providing the financial resources to give us a runway to hit critical mass. If we fall short (and we can not raise additional funds) this could cause a cash crunch and ultimately this could cause the business to fail. We are assuming that we can get our AOV to a minimum of $50 if we can not, this could make the business unsustainable.

4. Inventory and supply chain: We rely on manufacturers and third party suppliers to provide our products to our specifications. If any of these partnerships end or change dramatically in their ability to supply our products we would not be able to provide the products to sell to our customers in a timely manner. In addition based on cash flow, we may not be able to purchase inventory.

5. Management: Co founders are married and managing this relationship in the context of a startup environment challenges both personal and professional relationships. Co founders have planned since inception to hire an operations mgr. (operations integrator), customer service and webstore mgr. We are now transitioning Marni to reduce involvement staying on as advisor with a particular focus on formulations and thought leadership.

6

Business Assumptions: We've made assumptions about our go forward business model based on past performance and current goals that may take longer than expected to realize, such as: AOV of $50 (expected within 6 months - as of 4.2.19 it is currently $32), Churn Rate expected to be 11% or lower, Promotions Discounts to average 13%.

7

Investment Goals: We may not be able to raise an additional $480K via our Private Equity round. This could limit growth, cause the company to fail and/or push back breakeven.

8 Potential risks: litigation1. Since we are kicking the shins of big industry they could throw a lawsuit our way.2. Prop 65 troll lawyers. We use Bentonite Clay which (like many natural substances including vegetables like broccoli) is technically in violation of Prop 65. A shakedown lawsuit could result in settlement to avoid litigation.3. Could have a problem in manufacturing and cause a recall or potential suit.4. Always the possibility of having to defend against a frivolous lawsuit.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Marni Shymkus	Operations @ Tribal LLC	2015
Vincent Cobb	CEO, President, Manager @ Akamai	2015

Officers

OFFICER	TITLE	JOINED
Marni Shymkus	Treasurer Vice President Secretary	2015
Vincent Cobb	President CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Marni Shymkus	36,650 Class A Units	35.0%
Vincent Cobb	37,214 Class A Units	36.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2019	$116,630	Priced Round
10/2019	$92,195	Revenue Share
12/2018	$159,000	Priced Round
12/2016	$350,000	Priced Round
08/2017	$42,500	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Vincent Cobb & Marni Shymkus	08/01/2017	$42,500	$46,750	10.0%	08/01/2022	Yes

Related Party Transactions

The Company reimbursed members of management for certain home-office related expenses equal to $4,250 and $5,199 in 2017 and 2016, respectively.

The Company reimbursed members of management for certain health insurance expenses equal to $5,942 and $7,321 in 2017 and 2016, respectively.

Name	Marni Shymkus and Vincent Cobb
Amount Invested	$1,552
Transaction type	Other
Issued	02/28/2019
Relationship	Owners

In 2018 and 2017 the business paid for health insurance benefits for Vince and Marni equal to $6939 and $5942 respectively. As of 2/28/19 an additional $1552 was paid towards benefits (health insurance).

Name	Marni Shymkus
Amount Invested	$480
Transaction type	Other
Issued	02/28/2019
Relationship	Owner

In 2018 Marni Shymkus was reimbursed $5379 for expenses related to home-office related expenses including rent, utilities and office supplies, in 2017 the expenses were $4250. As of 2/28/19 an additional $480 was billed for reimbursable expenses.

Use of Funds

$75,000	Our primary focus is to support driving revenue via human resources, new products and supporting grass roots/ word of mouth marketing initiatives. We will allocate along these lines: 35% to hire Staff to grow and manage the business; 30% for Inventory and New Product Development; 15% for Marketing to drive brand awareness and acquire new customers; 10% to file our Toothpaste Patent and to fund a Research study to prove the Effectiveness of our Toothpaste; 5% for Website improvements to improve the customer experience; 5% for Wefunder intermediary fee.
$300,000	Our primary focus is to support driving revenue via human resources, new products and supporting grass roots/ word of mouth marketing initiatives. We will allocate along these lines: 35% to hire Staff to grow and manage the business; 30% for Inventory and New Product Development; 15% for Marketing to drive brand awareness and acquire new customers; 10% to file our Toothpaste Patent and to fund a Research study to prove the Effectiveness of our Toothpaste; 5% for Website improvements to improve the customer experience; 5% for Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Units	107,575	107,575	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.